

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 27, 2017

<u>Via E-mail</u>
Scott McNeill
Chief Financial Officer
RSP Permian, Inc.
3141 Hood Street, Suite 500
Dallas, Texas 75219

   Re: **RSP Permian, Inc.**
     Form 10-K for Fiscal Year Ended
     December 31, 2015
     Filed February 25, 2016
     File No. 1-36264

Dear Mr. McNeill:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/H. Roger Schwall

        H. Roger Schwall
        Assistant Director
        Office of Natural Resources